Exhibit 4.21

NOMINATION AND VOTING AGREEMENT

relating to

the Board composition of Coincheck Group N.V.

between

Monex Group, Inc.

and

TBCP IV, LLC.

and

Coincheck Group N.V.

Dated	10 December 2024

Contents

Clause			Page

1	DEFINITIONS AND CONSTRUCTION		3
	1.1	Definitions	3
	1.2	Construction	6
2	Nomination and appointment of directors		6
	2.1	Sponsor Nomination Rights	6
	2.2	Monex Voting Obligations	7
3	Temporary replacement of directors		8
	3.1	Sponsor Temporary Replacement Rights	8
4	suspension of directors		8
	4.1	Sponsor Suspension Rights	8
	4.2	Parties’ Exercise of Rights	9
	4.3	Monex Voting Obligations	9
5	dismissal of directors		10
	5.1	Sponsor Dismissal Rights	10
	5.2	Parties’ Exercise of Rights	10
	5.3	Monex Voting Obligations	11
6	Third-party rights		11
7	Invalidity		11
8	Termination		11
9	Amendments and waivers		11
10	recission		11
11	GOVERNING LAW AND DISPUTE RESOLUTION		11
	11.1	Governing law	11
	11.2	Jurisdiction	11

i

NOMINATION AND VOTING AGREEMENT

THIS AGREEMENT IS DATED 10 DECEMBER 2024 AND MADE BETWEEN:

(1)	Monex Group, Inc., a company under the laws of Japan, with registered office in Tokyo, Japan, and registered with the Japan Legal Affairs Bureau under number 0100-01-089066 (“Monex”);

(2)	TBCP IV, LLC, a limited liability company under the laws of the State of Delaware, United States of America, with registered office in Wilmington, United States of America, and registered with the Department of State: Division of Corporations under number 4652990 (the “Sponsor”); and

(3)	Coincheck Group N.V., a public limited liability company (naamloze vennootschap) under Dutch law, with corporate seat in Amsterdam, the Netherlands, and registered with the Dutch trade register under number 85546283 (the “Company”).

BACKGROUND:

(A)	Capitalised terms shall have the meaning attributed to such terms in clause 1.1.

(B)	On 22 March 2022, amongst others, Thunder Bridge and the Company entered into the BCA, which was subsequently amended 31 May 2023, 28 May 2024 and 8 October 2024.

(C)	Completion of the transactions contemplated in the BCA (the “Closing”) is expected to take place on or about 10 December 2024. As a result of the Closing:

(i)	the Sponsor Group will beneficially hold 4,195,973 Company Shares (the “Initial Shareholding”), representing approximately 3.2% of all Company Shares; and
(ii)	Monex as the Company’s majority shareholder, will hold 109,097,910 Company Shares, representing approximately 82.6% of all Company Shares.

(D)	Immediately prior to the Closing, the Company’s governance structure will be revised through the execution of a notarial deed of conversion and amendment of the Company’s articles of association (the “Articles of Association”).

(E)	Pursuant to the Articles of Association:

(i)	Article 7.1.1: The Company is managed by the Board, which comprises such number of Executive Directors and Non-Executive Directors as determined by the Board, subject to the approval of the General Meeting, and provided that the majority of the Board will consist of Non-Executive Directors;

(ii)	Article 7.2.1: Directors are appointed by the General meeting on a non-binding nomination by the Board;

(iii)	Article 7.2.2: Directors are appointed for a term ending at the close of the first annual General Meeting following their appointment, and may be reappointed for a similar term, unless the General Meeting has deviated from this term at the proposal of the Board;

(iv)	Article 7.2.3: Directors may at all times be suspended or dismissed by the General Meeting. The Board may at all times suspend an Executive Director; and

(v)	Article 7.2.5: Provided that at least one (1) Director is in office, the Board may provide for temporary replacements in case the seat of a Director is vacant or upon the inability to act of a Director.

(F)	In connection with the entry into of the BCA, the Parties agreed that:

(i)	effective immediately after the Closing, the Board would consist of nine (9) Directors, of which (i) two (2) Directors nominated by the Sponsor, (ii) five (5) Directors nominated by Monex, and (iii) two (2) Directors mutually agreed to by the Sponsor and Monex;

(ii)	subject to certain terms and conditions, the Sponsor would, for a predetermined period of time following the Closing Date, have certain rights relating to the appointment, suspension, dismissal and temporary replacement of Directors of the Company; and, relatedly,

(iii)	the Parties would exercise their rights relating to the corporate acts referred to under (ii) in a certain manner.

(G)	In connection with the Closing, the BCA and in consideration of the mutual covenants contained herein and for other good and valuable consideration, Monex and the Sponsor hereby agree to set out the terms and conditions of the rights and obligations referred to under (F) in this agreement.

THE PARTIES AGREE AS FOLLOWS:

1	DEFINITIONS AND CONSTRUCTION

1.1	Definitions

In this agreement:

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise. The term “control” means the ownership of a majority of the voting securities of the applicable Person or the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the applicable Person, whether through ownership of voting securities, by Contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Articles of Association” is defined in consideration (D).

“BCA” means the business combination agreement, dated 22 March 2022 (as amended, restated or otherwise modified from time to time), entered into by, amongst others, Thunder Bridge and the Company, regarding, among other things, a transaction ultimately resulting in (i) the Company, directly or indirectly acquiring all shares in Coincheck, (ii) shareholders of Thunder Bridge becoming a shareholder of the Company, and (iii) the Company being listed, and its shares being admitted to trading on the Nasdaq stock exchange.

“Board” means the Company’s board of directors.

“Closing” means completion of the contemplated transactions as agreed upon in the BCA.

“Closing Date” means the date on which Closing occurs.

“Coincheck” means Coincheck, Inc., a joint stock company (kabushiki kaisha) under the laws of Japan, with registered office in Tokyo, Japan, and registered with the Japan Legal Affairs Bureau (shougyou touki) under number 0100-01-148860.

“Company” is defined under (3).

“Company Benefit Plan” has the meaning attributed thereto in section 7.13(a) of the BCA.

“Company Share” means a share in the share capital of the Company.

“Contract” means any written legally binding contract, agreement, subcontract and lease and all material written amendments, written modifications and written supplements thereto (other than any Company Benefit Plan).

“Director” means an Executive Director or a Non-Executive Director.

“Executive Director” means a member of the Board designated as executive director, having responsibility for directing the day-to-day affairs of the Company.

“First Two Years” means the period running from the Closing Date until the second anniversary of the Closing Date, being 9 December 2026.

“Initial Shareholding” is defined in consideration (B)(i).

“General Meeting” means the corporate body that consists of Shareholders and all other Persons with Meeting Rights, or the meeting in which Shareholders and all other Persons with Meeting Rights assemble.

“Meeting Rights” means, in accordance with Dutch statutory law, the right, either in person or by proxy authorized in writing, to attend and address the General Meeting.

“Minimum Holding Requirement” means the beneficial ownership, as defined in 17 CFR § 240.13d-3 under the Securities Exchange Act of 1934, as amended of such number of Company Shares that is equal to (rounded upwards) or exceeds fifty percent (50%) of the Initial Shareholding.

“Monex” is defined under (1).

“Non-Executive Director” means a member of the Board designated as non-executive director and having oversight responsibilities but not responsibility to manage the day-to-day affairs of the Company.

“Parties” means the parties to this agreement, and each a “Party”.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

“Persons with Meeting Rights” means, in accordance with Dutch statutory law, Shareholders, holders of a right of usufruct with Meeting Rights and holders of a right of pledge with Meeting Rights.

“Shareholder” means a holder of one or more Company Shares.

“Sponsor” is defined under (2).

“Sponsor Group” means the Sponsor together with its Affiliates.

“Sponsor Nominees” means a Director appointed pursuant to a nomination by the Sponsor.

“Temporary Director” means a temporary replacement for a Director within the meaning of article 7.2.5 of the Articles of Association.

“Termination Date” means the day following the last day of the Third Year, being 11 December 2027.

“Third Year” means the period running from the second anniversary of the Closing Date until the third anniversary of the Closing Date, being the period from 10 December 2026 until 10 December 2027.

“Thunder Bridge” means Thunder Bridge Capital Partners IV, Inc., a corporation under the laws of the State of Delaware, United States of America, with registered office in Wilmington, Delaware, United States of America, and registered with the Department of State: Division of Corporations under number 4652892.

1.2	Construction

1.2.1	In this agreement, unless a contrary indication appears:

(a)	any reference to this “agreement” or any other document also refers to any amendment or supplement to it or any restatement of it; and

(b)	“the Netherlands” refers to the part of the Kingdom of the Netherlands located in Europe (and all derivative terms, including “Dutch”, are to be construed accordingly).

1.2.2	Headings are included for convenience of reference only and do not affect the interpretation of this agreement.

1.2.3	Any reference to a gender includes all genders.

1.2.4	Any defined term in the singular includes the plural.

1.2.5	This agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one instrument.

2	Nomination and appointment of directors

2.1	Sponsor Nomination Rights

2.1.1	The Company shall use its reasonable best efforts to cause the Board to ensure that:

(a)	at all times during the First Two Years, the Board comprises two (2) Sponsor Nominees; and

(b)	during the Third Year, but only for as long as the Sponsor Group satisfies the Minimum Holding Requirement, the Board comprises one (1) Sponsor Nominee.

2.1.2	If, during the First Two Years, a Sponsor Nominee ceases to be a Director, the Sponsor will have the right to nominate a person to the Board to fill the vacancy. If, during the Third Year, a Sponsor Nominee ceases to be a Director, the Sponsor will have the right to nominate a person to the Board to fill the vacancy, provided that as a result of such Sponsor Nominee ceasing to be a Director, the Board no longer comprises any Sponsor Nominees, and only for as long as the Sponsor Group satisfies the Minimum Holding Requirement.

2.1.3	In case a vacancy needs to be filled and the Sponsor has a nomination right pursuant to clause 2.1.2, the Company shall use its reasonable best efforts to cause the Board to:

(a)	enable the Sponsor to submit a written and substantiated nomination for a Sponsor Nominee to the Board within a reasonable period of time as determined by the Board and communicated in writing to the Sponsor; and
(b)	following receipt of the written nomination by the Sponsor as referred to under (a), take all required action to make a non-binding nomination for the appointment of the person nominated by the Sponsor as Director by the General Meeting in accordance with article 7.2.1 of the Articles of Association, all to the extent permitted by applicable law and the Articles of Association.

2.1.4	If the General Meeting does not appoint the first person nominated by the Board, upon a nomination by the Sponsor, for appointment in accordance with article 7.2.1 of the Articles of Association, the Sponsor will have the right to make a second nomination, provided that the Sponsor at that time still has a nomination right pursuant to clause 2.1.2. Clause 2.1.3 applies mutatis mutandis to this second nomination.

2.1.5	If, at commencement of the Third Year, the Board comprises two (2) Sponsor Nominees, the Sponsor shall procure that one (1) of the Sponsor Nominees shall voluntarily resign from the Board with immediate effect, unless otherwise decided by the Board. If the Sponsor does not comply with the obligation set out in the previous sentence, the Board shall be free to propose to the General Meeting the dismissal of one of the Sponsor Nominees and to suspend such Sponsor Nominee.

2.2	Monex Voting Obligations

Monex agrees to vote, or cause to be voted, all Company Shares held by Monex for which votes can be validly cast, or over which Monex has voting power or control, from time to time, in whatever manner as shall be necessary to ensure that the person(s) nominated by the Sponsor in accordance with clause 2.1, shall be appointed as Director by the General Meeting, all to the extent permitted by applicable law and the Articles of Association.

3	Temporary replacement of directors

3.1	Sponsor Temporary Replacement Rights

3.1.1	If, pursuant to article 7.2.5 of the Articles of Association, the Board is authorised to appoint a Temporary Director in respect of:

(a)	a vacancy that has arisen as a result of a Sponsor Nominee ceasing to be in office; or

(b)	a Sponsor Nominee being unable to act,

the Sponsor will have the right to designate a person to the Board to be appointed as this Temporary Director, but only if and to the extent that the Sponsor has the right to nominate a Sponsor Nominee for such vacancy pursuant to article 2.

3.1.2	In case a Temporary Director may be appointed and the Sponsor has a nomination right pursuant to clause 2.1.2, the Company shall use its reasonable best efforts to cause the Board to:

(a)	enable the Sponsor to submit a written and substantiated nomination for the appointment of a Temporary Director within a reasonable period of time as determined by the Board and communicated in writing to the Sponsor; and

(b)	following receipt of the written nomination by the Sponsor as referred to under (a), and subject to the Board’s approval, take all required action to appoint the person nominated as Temporary Director in accordance with article 7.2.5 of the Articles of Association, all to the extent permitted by law and the Articles of Association.

3.1.3	The appointment of a Temporary Director nominated by the Sponsor in accordance with clause 3.1 does not affect the Sponsor’s nomination rights set out in clause 2.1.

4	suspension of directors

4.1	Sponsor Suspension Rights

4.1.1	During the First Two Years and for as long as the Sponsor Group satisfies the Minimum Holding Requirement during the Third Year, the Sponsor will have the right to, at any time, request the Board in writing, which request must be duly substantiated, to suspend, or cause the suspension of a Sponsor Nominee from the Board.

4.1.2	The Company shall use its reasonable best efforts to, following receipt of a request referred to in clause 4.1.1, cause the Board to take all required action to, as soon as reasonably possible, effect the suspension of the Sponsor Nominee from the Board, all to the extent permitted by law and the Articles of Association, and provided that if the request is made during the Third Year, the Sponsor Group satisfies the Minimum Holding Requirement at the time of the request.

4.2	Parties’ Exercise of Rights

4.2.1	If the Sponsor submitted a request as referred to in clause 4.1.1 to the Board, Monex and the Sponsor, if and to the extent relevant, shall, and the Company shall use its reasonable best efforts to cause the Board to, exercise their respective rights, including the voting rights attached to their Company Shares, and powers in a manner that is supportive of such a request and, to the extent possible, ensures that effect is given to the request, provided that if the request is made during the Third Year, the Sponsor Group satisfies the Minimum Holding Requirement at the time of the request.

4.2.2	If Monex and the Sponsor are to exercise their rights, including the voting rights attached to their Company Shares, and powers in respect of a proposal to suspend a Sponsor Nominee, Monex and the Sponsor, if and to the extent relevant, shall, and the Company shall use its reasonable best efforts to cause the Board to, during the First Two Years and for as long as the Sponsor Group satisfies the Minimum Holding Requirement during the Third Year, only exercise their respective rights and powers supportive of such a suspension if:

(a)	the suspension is proposed at the Sponsor’s request in accordance with clause 4.1.1, provided that if the request is made during the Third Year, the Sponsor Group satisfies the Minimum Holding Requirement at the time of the request; or

(b)	not suspending the Sponsor Nominee would be in breach of the Board’s fiduciary duties to the Company.

4.3	Monex Voting Obligations

If, during the First Two Years and for as long as the Sponsor Group satisfies the Minimum Holding Requirement during the Third Year, the suspension of a Sponsor Nominee is brought forward as voting item at a General Meeting, Monex agrees to vote, or cause to be voted, all Company Shares held by Monex for which votes can be validly cast, or over which Monex has voting power or control, from time to time, in whatever manner as shall be necessary to ensure the suspension of the Sponsor Nominee from the Board, provided that such suspension is either (i) proposed at the Sponsor’s request in accordance with clause 4.1.1 or (ii) supported by the Sponsor, all to the extent permitted by applicable law and the Articles of Association.

5	dismissal of directors

5.1	Sponsor Dismissal Rights

5.1.1	During the First Two Years and for as long as the Sponsor Group satisfies the Minimum Holding Requirement during the Third Year, the Sponsor will have the right to, at any time, request the Board in writing, which request must be duly substantiated, to cause a Sponsor Nominee to be dismissed from the Board by the General Meeting.

5.1.2	The Company shall use its reasonable best efforts to, following receipt of a request referred to in clause 5.1.1, cause the Board to take all required action to as soon as reasonably possible effect the dismissal of the Sponsor Nominee from the Board by the General Meeting, all to the extent permitted by law and the Articles of Association, and provided that if the request is made during the Third Year, the Sponsor Group satisfies the Minimum Holding Requirement at the time of the request.

5.2	Parties’ Exercise of Rights

5.2.1	If the Sponsor submitted a request as referred to in clause 5.1.1 to the Board, Monex and the Sponsor, if and to the extent relevant, shall, and the Company shall use its reasonable best efforts to cause the Board to, exercise their respective rights, including the voting rights attached to their Company Shares, and powers in a manner that is supportive of such a request and, to the extent possible, ensures that effect is given to the request, provided that if the request is made during the Third Year, the Sponsor Group satisfies the Minimum Holding Requirement at the time of the request.

5.2.2	If Monex and the Sponsor are to exercise their rights, including the voting rights attached to their Company Shares, and powers in respect of a proposal to dismiss a Sponsor Nominee, Monex and the Sponsor, if and to the extent relevant, shall, and the Company shall use its reasonable best efforts to cause the Board to, during the First Two Years and for as long as the Sponsor Group satisfies the Minimum Holding Requirement during the Third Year, only exercise their respective rights and powers supportive of such a dismissal:

(a)	if the dismissal is proposed at the Sponsor’s request in accordance with clause 5.1.1, provided that if the request is made during the Third Year, the Sponsor Group satisfies the Minimum Holding Requirement at the time of the request; or

(b)	in case of fraud or wilful misconduct in the performance of the Sponsor Nominee’s duties as Director.

5.3	Monex Voting Obligations

If, during the First Two Years and for as long as the Sponsor Group satisfies the Minimum Holding Requirement during the Third Year, the dismissal of a Sponsor Nominee is brought forward as voting item at a General Meeting, Monex agrees to vote, or cause to be voted, all Company Shares held by Monex for which votes can be validly cast, or over which Monex has voting power or control, from time to time, in whatever manner as shall be necessary to ensure the dismissal of the Sponsor Nominee from the Board, provided that such suspension is either (i) proposed at the Sponsor’s request in accordance with clause 5.2.1 or (ii) supported by the Sponsor, all to the extent permitted by applicable law and the Articles of Association.

6	Third-party rights

Except where this agreement expressly provides otherwise:

(a)	it contains no stipulations for the benefit of a third party (derdenbedingen) which may be invoked by a third party against a Party; and

(b)	where this agreement contains a stipulation for the benefit of a third party, this agreement (including the relevant third party’s rights under this agreement) may be terminated, amended, supplemented or waived (in each case either in its entirety or in part) without that third party’s consent.

7	Invalidity

7.1.1	In this clause 7 “enforceable” includes legal, valid and binding (and derivative terms are to be construed accordingly).

7.1.2	If any provision in this agreement is held to be or becomes unenforceable (in each case either in its entirety or in part) under any law of any jurisdiction:

(a)	that provision will to the extent of its unenforceability be deemed not to form part of this agreement but the enforceability of the remainder of this agreement shall not be affected; and

(b)	the Parties shall use reasonable efforts to agree a replacement provision that is enforceable to achieve so far as possible the intended effect of the unenforceable provision.

8	Termination

This agreement may be terminated by the Parties by written agreement. This agreement shall, furthermore, automatically, and without any further action being required from either of the Parties, terminate with immediate effect as per the moment the Sponsor Group ceases to satisfy the Minimum Holding Requirement during the Third Year or otherwise as per the Termination Date.

9	Amendments and waivers

This agreement may not be amended, supplemented or waived (in each case either in its entirety or in part) except by a written agreement between the Parties.

10	recission

No Party may fully or partly rescind (ontbinden) this agreement within the meaning of article 6:265 of the Dutch Civil Code.

11	GOVERNING LAW AND DISPUTE RESOLUTION

11.1	Governing law

This agreement (including Clause 11.2 (Jurisdiction) and any non-contractual obligation arising out of or in connection with it are governed exclusively by Dutch law.

11.2	Jurisdiction

All disputes arising out of or in connection with this agreement, including disputes concerning its existence, its validity and any non-contractual obligation, will be resolved by the courts in Amsterdam, the Netherlands.

[SIGNATURES TO FOLLOW ON THE NEXT PAGE]

THIS AGREEMENT HAS BEEN SIGNED ON THE DATE STATED AT THE BEGINNING OF THIS AGREEMENT BY:

/s/ Yuko Seimei		/s/ Gary A. Simanson
Monex Group, Inc		TBCP IV, LLC
By:	Yuko Seimei	By:	Gary A. Simanson
Title:	Representative Executive Officer	Title:	Managing Member

/s/ Oki Matsumoto
Coincheck Group N.V.
By:	Oki Matsumoto
Title:	Executive Chairperson

(Signature page to Nomination and Voting Agreement)